

02007386

SEC 3/5/02

3/5

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SEC FILE NUMBER
8- 48775

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BlackRock Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Horizon Drive
(No. and Street)

King of Prussia, (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791 - 3053
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VH 3-21-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackRock Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Treasurer & Financial & Operations Principal

Title



Notary Public

EILEEN M. ALLEN
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 10, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
143
WASH. D.C.

Financial Statements and
Supplementary Information

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Year ended December 31, 2001
with Report and Supplementary Report of Independent Auditors

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2001

Contents



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia,
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder of
BlackRock Distributors, Inc.

We have audited the accompanying statement of financial condition of BlackRock Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlackRock Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 535,526
Stockholder's equity	
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	$ 1
Additional paid-in capital	534,273
Retained earnings	1,252
Total stockholder's equity	$ 535,526

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2001

Revenue:		
Interest income	$	1,252
Total revenue and income	$	1,252

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2001	100	$ 1	$ 45,999	$ (11,726)	$ 34,274
Recapitalization, January 2, 2001	(100)	(1)	(45,999)	11,726	(34,274)
Initial issuance of common stock, January 2, 2001	100	1	34,273	0	34,274
Capital contribution			500,000		500,000
Net income				1,252	1,252
Balances at December 31, 2001	100	$ 1	$ 534,273	$ 1,252	$ 535,526

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	1,252
Cash flows from financing activities:		
Capital contribution		500,000
Net cash provided by financing activities		500,000
Cash at beginning of year		34,274
Cash at end of year	$	535,526
Supplemental cash flow disclosure: Recapitalization of stockholder's equity	$	34,274

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2001

1. Organization

BlackRock Distributors, Inc., (the Company) is a wholly-owned subsidiary of PFPC Distributors, Inc. (PFPCDI). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers.

Prior to January 2, 2001, the Company was a wholly-owned subsidiary of Provident Distributors, Inc. (PDI). On January 2, 2001, PDI was acquired by PFPC Distributors, Inc. As a subsidiary of PDI, the Company was acquired under the purchase method of accounting.

The Company serves as distributor and principal underwriter to BlackRock Funds, (the Funds), and, as a result, substantially all of the Company's revenues are earned from the Funds (see Note 4). PFPCDI, through an assignment of servicing contract, receives the administrative and distribution fees from certain Funds, which are determined based on the average daily net assets of the Funds and are accrued monthly.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Interest Income

Interest income is accrued when earned.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2001, the Company has net capital, as defined, of $535,526, which was $510,526 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 as of December 31, 2001.

3. Net Capital Requirements (continued)

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Related Party Transactions

The accompanying financial statements may not necessarily be indicative of the conditions that would have existed if the Company had not been affiliated with PFPC Distributors, Inc. (PFPCDI) and PFPC, Inc. (PFPC). PFPC furnishes office space, equipment and professional services to the Company at no expense. In addition, PFPCDI recognizes all operating expenses and assumes all liabilities of the Company.

Supplementary Information

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2001

Net Capital:		
Stockholder's equity	$	535,526
Deduction for nonallowable assets		0
Net capital before haircuts on securities positions		535,526
Haircuts on securities		0
Net capital	$	535,526
Aggregate Indebtedness	$	0
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	25,000
Net capital in excess of required minimum	$	510,526
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$	535,526
Ratio of aggregate indebtedness to net capital		0.00 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2001, filed by BlackRock Distributors, Inc., in its FOCUS Part IIA Report, is not required, as the computations are not materially different.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

This page is an excerpt from the FOCUS Part 11A Report filed by BlackRock Distributors, Inc., as of December 31, 2001, evidencing the SEC rule section under which exemption from SEC Rule 15c3-3 is claimed.



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia,
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder of
BlackRock Distributors, Inc.

In planning and performing our audit of the financial statements of BlackRock Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2002